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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                             NetSolve, Incorporated
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         -----------------------------
                         (Title of Class of Securities)

                                   64115J106
                                   ---------
                                 (CUSIP Number)



                               December 31, 2000
                               -----------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]   Rule 13d-1(b)

[     ]   Rule 13d-1(c)

[  X  ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 64115J106                                                  Page 2 of 5
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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Craig S. Tysdal
        I.R.S. Employer Identification No.: N/A
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

        United States
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                          SOLE VOTING POWER
                     5    741,800 (181,800 shares and 560,000 shares issuable
     NUMBER OF            upon the exercise of options exercisable within 60
                          days of December 31, 2000).
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0 Shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    741,800 (181,800 shares and 560,000 shares issuable
    REPORTING             upon the exercise of options exercisable within 60
                          days of December 31, 2000).
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 Shares
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9 741,800 (181,800 shares and 560,000 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2000).
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      5.5%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      IN
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CUSIP No. 64115J106                                                  Page 3 of 5
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Item 1(a).     Name of Issuer:      NetSolve, Incorporated

Item 1(b).     Address of Issuer's Principal Executive Offices:
               12331 Riata Trace Parkway, Austin, Texas 78727

Item 2(a). Name of Persons Filing: Craig S. Tysdal. Mr. Tysdal is the President and Chief Executive Officer and a director of the Issuer. The person named in this paragraph is referred to herein as a "Reporting Person"

Item 2(b). Address of Principal Business Office or, if none, Residence: Mr. Tysdal's principal business address is NetSolve, Incorporated, 12331 Riata Trace Parkway, Austin, Texas 78727.

Item 2(c).     Citizenship: Mr. Tysdal is a United States citizen.

Item 2(d). Title or Class of Securities: Common Stock, $0.01 par value ("Common Stock").

Item 2(e).     CUSIP Number: 64115J106

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  [ ]  Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o).

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                      78c).

            (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

            (d)  [ ]  Investment Company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  [ ]  An investment adviser in accordance with (S)240.13d-
                      1(b)(1)(ii)(E).

            (f)  [ ]  An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

            (g)  [ ]  A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G).

            (h)  [ ]  A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                      Investment Company Act of 1940
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CUSIP No. 64115J106                                                  Page 4 of 5
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                      (15 U.S.C. 80a-3).

            (j)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a) Amount beneficially owned: Mr. Tysdal owns 181,800 shares and is the holder of options to purchase 560,000 shares which options are exercisable within 60 days of December 31, 2000. Therefore, the Reporting Person may be deemed to own beneficially 741,800 shares.

         (b) Percent of class: 5.5%. The foregoing percentage is calculated based on the 12,887,319 shares of Common Stock reported to be outstanding as of November 10, 2000, in the Quarterly Report on Form 10-Q of NetSolve, Incorporated for the quarter ending September 30, 2000. The 560,000 shares which are subject to options exercisable within 60 days of December 31, 2000, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by the Reporting Person.

         (c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote: 741,800 (181,800 shares and 560,000 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2000).
             (ii)  Shared power to vote or to direct the vote: 0 shares.

             (iii) Sole power to dispose or to direct the disposition of:
                   741,800 (181,800 shares and 560,000 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2000).
             (iv) Shared power to dispose or to direct the disposition of: 0 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.
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CUSIP No. 64115J106                                                  Page 5 of 5
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Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2001.



                                     /s/ Craig S. Tysdal
                                    --------------------------------
                                    Craig S. Tysdal